

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2021

Larry Taddei
Chief Financial Officer
MAG Silver Corp.
800 West Pender Street, Suite 770
Vancouver, British Columbia V6C 2V6

> **Re: MAG Silver Corp**
> **Form 40-F for the Fiscal Year ended December 31, 2020**
> **Filed March 31, 2021**
> **File No. 001-33574**

Dear Mr. Taddei:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year ended December 31, 2020

Exhibit 23.1, page 1

1.   We note that you have filed an auditor consent for the incorporation by reference in your registration statement on Form F-10 of their reports dated March 31, 2021 relating to your financial statements and the effectiveness of your internal control over financial reporting.

However, you would also need to obtain and file an auditor consent for the inclusion of their reports in your annual report to comply with General Instruction D(9) of Form 40-F. Please discuss this matter with your auditor to obtain and file the required consent.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko at (202) 551-3824 or Jenifer Gallagher at (202) 551-3706 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation